ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-155535 Dated September 16, 2009

Return Optimization Securities
Enhanced Return Strategies for Moderate-Return Environments
JPMorgan Chase & Co. Notes linked to Soybeans due on or about October 7, 2010

Investment Description

Return Optimization Securities are senior unsecured debt securities issued by JPMorgan Chase & Co. (“the Issuer”) with returns linked to the performance of the price of Soybeans (each, a “Note” and collectively, the “Notes”). The Notes are designed to enhance returns of the price of Soybeans in a moderate-return environment – meaning an environment in which the price of Soybeans generally experiences moderate appreciation. If the Soybean Return is positive, at the maturity of the Notes you will receive your principal plus a return equaling 125% of the Soybean Return, up to the Maximum Gain, providing you with a potential opportunity to outperform the Soybean Return. If the Soybean Return is negative, at maturity you will receive your payment as reduced by that negative Soybean Return and may receive nothing. Any payment on the Notes is subject to the creditworthiness of the Issuer. Investing in the Notes involves significant risks, including potential loss of some or all of your principal and a capped appreciation at maturity.

Features

❑	Tactical Investment Opportunity: At maturity, the Notes enhance any positive Soybean Return up to the Maximum Gain while providing 1-for-1 downside exposure. In moderate-return environments, this strategy may provide the opportunity to outperform investments that track the price of Soybeans.

❑	Market Access Product Linked to an Agricultural Commodity: The Notes provide exposure to the price of Soybeans, which historically has not been available to investors in securities.

Key Dates

Trade Date[1]	September 25, 2009
Settlement Date[1]	September 30, 2009
Final Valuation Date[2]	October 4, 2010
Maturity Date[2]	October 7, 2010
CUSIP:	46634E304
ISIN:	US46634E3045

[1]	Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Notes remains the same.
[2]	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Description of Notes — Postponement of a Valuation Date” in the accompanying product supplement no. UBS-11-A-I. The Maturity Date is subject to acceleration as described under “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event.”

Note Offering

We are offering Return Optimization Securities linked to the price of Soybeans. The return on the Notes is subject to, and will not exceed, the predetermined Maximum Gain, which is expected to be between 40% and 50% and will be determined on the Trade Date. The Notes are offered at a minimum investment of $1,000 in denominations of $10 and integral multiples thereof. The indicative Maximum Gain for the Notes, as well as the maximum payment at maturity, are listed below.

Commodity for each Note	Leverage Factor	Maximum Gain (1)	Maximum Payment at Maturity per $10 Note	Soybean Starting Level	CUSIP	ISIN

Soybeans	1.25	40.00% to 50.00%	$14.00 to $15.00	•	46634E304	US46634E3045

(1)	The actual Maximum Gain, maximum payment at maturity per $10 principal amount Note and Soybean Starting Level for the Notes will be determined on the Trade Date.

See “Additional Information about JPMorgan Chase & Co. and the Notes” in this free writing prospectus. The Notes will have the terms specified in the prospectus dated November 21, 2008, the prospectus supplement dated November 21, 2008, product supplement no. UBS-11-A-I dated September 15, 2009 and this free writing prospectus. See “Key Risks” in this free writing prospectus and “Risk Factors” in the accompanying product supplement no. UBS-11-A-I for risks related to investing in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this free writing prospectus or the accompanying prospectus, prospectus supplement and product supplement no. UBS-11-A-I. Any representation to the contrary is a criminal offense.

	Price to Public(1)		Fees and Commissions(2)		Proceeds to Us
Offering of Notes	Total	Per Note	Total	Per Note	Total	Per Note

Notes Linked to Soybeans		$10		$0.125		$9.875

(1)	The price to the public includes the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds" beginning on page PS-22 of the accompanying product supplement no. UBS-11-A-I.

(2)	UBS Financial Services Inc., which we refer to as UBS, will receive a commission that will depend on market conditions on the Trade Date. In no event will the commission received by UBS exceed $0.125 per $10 principal amount Note.

The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The Notes are not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.

UBS Financial Services Inc.

Additional Information about JPMorgan Chase & Co. and the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov and searching company filings for the term “JPMorgan Chase & Co.” Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. UBS-11-A-I and this free writing prospectus if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this free writing prospectus together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008, relating to our Series E medium-term Notes of which these Notes are a part, and the more detailed information contained in product supplement no. UBS-11-A-I dated September 15, 2009. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. UBS-11-A-I, as the Notes involve risks not associated with conventional debt securities.

You may access these on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

®	Product supplement no. UBS-11-A-I dated September 15, 2009: http://www.sec.gov/Archives/edgar/data/19617/000089109209003571/e36510_424b2.pdf

®	Prospectus supplement dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

®	Prospectus dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

As used in this free writing prospectus, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Investor Suitability

The Notes may be suitable for you if, among other considerations:

®	You believe that the price of Soybeans will appreciate moderately — meaning that you believe the price of Soybeans will appreciate over the term of the Notes, and that such appreciation is unlikely to exceed the Maximum Gain at maturity applicable to the Notes.
®	You are willing to make an investment that is exposed to the full downside performance risk of the price of Soybeans.
®	You are willing to make an investment that could result in the loss of your entire investment.
®	You are willing and able to hold the Notes to maturity, a term of 12 months.
®	You are willing to invest in the Notes even though their return will be limited to the Maximum Gain, based on the range indicated for the Maximum Gain (the actual Maximum Gain for the Notes will be determined on the Trade Date and will not be less than 40% or greater than 50%).
®	You seek exposure to the price of Soybeans.
®	You are willing to invest in securities for which there may be little or no secondary market and you accept that the secondary market will depend in large part on the price, if any, at which JPMSI is willing to trade the Notes.
®	You do not seek current income from this investment.
®	You are comfortable with the creditworthiness of JPMorgan Chase & Co., as Issuer of the Notes.

The Notes may not be suitable for you if, among other considerations:

®	You do not believe the price of Soybeans will appreciate over the term of the Notes or you believe the price of Soybeans will appreciate by more than the Maximum Gain.
®	You are unwilling to make an investment that is exposed to the full downside performance risk of the price of Soybeans and is not principal protected.
®	You are not willing to make an investment in which you could lose up to 100% of your principal amount.
®	You do not seek exposure to the price of Soybeans.
®	You seek an investment that is exposed to the full potential appreciation of the price of Soybeans, without a maximum return at maturity.
®	You believe that another investment product will provide a leveraged return at maturity that is greater than the Maximum Gain.
®	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.
®	You seek current income from this investment.
®	You are unable or unwilling to hold the Notes to maturity.
®	You seek an investment for which there will be an active secondary market.
®	You are not willing or are unable to assume the credit risk associated with JPMorgan Chase & Co., as Issuer of the Notes.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting, and other advisers have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” on page 6 of this free writing prospectus and “Risk Factors” in the accompanying product supplement no. UBS-11-A-I for risks related to an investment in the Notes.

Indicative Terms

Issuer	JPMorgan Chase & Co.

Issue Price	$10 per Note (subject to a minimum purchase of 100 Notes or $1,000)

Term	12 months

Principal Amount	Equal to the Initial Price (as defined below) of
per Note	the Underlying Stock

Term	24 months(1)

Payment at Maturity (per $10)[1]

If the Soybean Return is positive, you will receive at maturity a cash payment per $10 principal amount Note, equal to:

$10 + ($10 x Soybean Return x 1.25)

provided, however, that in no event will you receive at maturity an amount greater than $10 + ($10 x Maximum Gain).

If the Soybean Return is zero, you will receive at maturity a cash payment of $10 per $10 principal amount Note.

If the Soybean Return is negative, you will receive at maturity a cash payment, per $10 principal amount Note, equal to:

$10 + ($10 x Soybean Return)

In this scenario, you will lose some or all of your principal and the amount depends on how much the closing price of Soybeans declines from the Trade Date to the Final Valuation Date.

Soybean Return	Soybean Ending Level – Soybean Starting Level Soybean Starting Level

Soybeans	For the purposes of the accompanying product supplement, the “Commodity” for the ROS is “Soybeans.”

Leverage Factor	1.25

Maximum Gain	40% to 50% The actual Maximum Gain on the Notes will be determined on the Trade Date.

Soybean Starting Level	The closing price of Soybeans on the Trade Date.

Soybean Ending Level	The closing price of Soybeans on the Final Valuation Date.

Closing Price	On any trading day, the official settlement price per bushel on the Chicago Board of Trade (the “CBOT”) of the first nearby month futures contract for deliverable grade Soybeans, stated in U.S. cents, as made public by the CBOT (Bloomberg Ticker: “S1” <Comdty>), provided that if such date falls within the notice period for delivery of Soybeans under such futures contract or on the last trading day of such futures contract (all pursuant to the rules of the CBOT), then the second nearby month futures contract (Bloomberg Ticker: “S2” <Comdty>).

1	Subject to the impact of a commodity hedging disruption event as described under “General Terms of Notes — Commodity Hedging Disruption Events” in the accompanying product supplement no. UBS-11-A-I and under “Key Risks — Risks Relating to the Notes Generally — Commodity Futures Contracts Are Subject to the Uncertain Legal and Regulatory Regimes” below.

Determining Payment at Maturity

If the Soybean Return is negative, you will lose 1% of the principal amount of your Notes for every 1% decline in the Soybean Ending Level beyond the Soybean Starting Level. Accordingly, your payment at maturity per $10 principal amount Note will be calculated as follows:

$10 + ($10 x Soybean Return)

In this scenario, you could lose some or all of your principal depending on how much the closing price of Soybeans declines from the Trade Date to the Final Valuation Date.

Scenario Analysis and Examples at Maturity

The following scenario analysis and examples reflect the Leverage Factor of 1.25 and assume a Maximum Gain of 45% (the midpoint of the range of 40.00% to 50.00%) and a range of Soybean Returns from +80% to -100%. The actual Soybean Starting Level and Maximum Gain will be set on the Trade Date. If the actual Maximum Gain as determined on the Trade Date is less than 45%, your maximum payment at maturity will be lower than the hypothetical maximum payments at maturity shown below.

Example 1 – On the Final Valuation Date, the Soybean Ending Level is 10% above the Soybean Starting Level. Since the Soybean Return is 10%, you will receive 1.25 times the Soybean Return, or a 12.50% total return, and the payment at maturity per $10 principal amount Note will be calculated as follows:

$10 + ($10 x (1.25 x 10%)) = $10 + $1.25 = $11.25

Example 2 – On the Final Valuation Date, the Soybean Ending Level is 40% above the Soybean Starting Level. Since 1.25 times the Soybean Return of 40% is more than the Maximum Gain of 45%, you will receive at maturity the Maximum Gain of 45%, or $14.50 per $10 principal amount Note.

Example 3 – On the Final Valuation Date, the Soybean Ending Level is 20% below the Soybean Starting Level. Since the Soybean Return is -20%, your investment will be fully exposed to the decline of the closing price of Soybeans and your payment at maturity per $10 principal amount Note will be calculated as follows:

$10 + ($10 x (-20%)) = $10 - $2 = $8

How will your payment at maturity be calculated?

Set forth below is an explanation of the steps necessary to calculate the payment at maturity on the Notes.

Step 1: Calculate the Soybean Return:

The Soybean Return is the difference between the Soybean Ending Level and the Soybean Starting Level and is expressed as a percentage, calculated as follows:

Soybean Ending Level – Soybean Starting Level
Soybean Starting Level

The “Soybean Starting Level” is the closing price of Soybeans on the Trade Date.

The “Soybean Ending Level” is the closing price of Soybeans on the Final Valuation Date.

The "closing price" of Soybeans on an any trading day is the official settlement price per bushel on the CBOT of the first nearby month futures contract for deliverable grade Soybeans, stated in U.S. cents, as made public by the CBOT (Bloomberg Ticker: “S1” <Comdty>), provided that if such date falls within the notice period for delivery of Soybeans under such futures contract or on the last trading day of such futures contract (all pursuant to the rules of the CBOT), then the second nearby month futures contract (Bloomberg Ticker: “S2” <Comdty>).

Step 2: Calculate the payment at maturity.

The cash payment at maturity of the Notes will be calculated as follows:

If the Soybean Return is positive, you will receive at maturity a cash payment per $10 principal amount Note, equal to:

$10 + ($10 x Soybean Return x 1.25)

provided, however, that in no event will you receive at maturity an amount greater than $10 + ($10 x Maximum Gain).

If the Soybean Return is zero, you will receive at maturity a cash payment of $10 per $10 principal amount Note.

If the Soybean Return is negative, you will receive at maturity a cash payment, per $10 principal amount Note, equal to:

$10 + ($10 x Soybean Return)

In this scenario, you will lose some or all of your principal and the amount depends on how much the closing price of Soybeans declines from the Trade Date to the Final Valuation Date.

What Are the Tax Consequences of the Notes?

You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. UBS-11-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, your Notes should be treated as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your Notes should be treated as long-term capital gain or loss if you hold your Notes for more than a year, whether or not you are an initial purchaser of Notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the Notes, in which case the timing and character of any income or loss on the Notes could be significantly and adversely affected. In addition, in December 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the Notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

Subject to certain assumptions and representations received from us, the discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of Notes.

Key Risks

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in Soybeans or any futures contracts or instruments related to Soybeans. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. UBS-11-A-I.

Risks Relating to the Notes Generally

®	Your Investment in the Notes May Result in a Loss — The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the price of Soybeans and will depend on whether, and the extent to which, the Soybean Return is positive or negative. Your investment will be fully exposed to any decline in the Soybean Ending Level as compared to the Soybean Starting Level and you may lose some or all of your principal.

®	The Appreciation Potential on the Notes Is Limited to the Maximum Gain — If the Soybean Ending Level is greater than the Soybean Starting Level, for each $10 principal amount Note, you will receive at maturity $10 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the price of Soybeans, which may be significant. We refer to this percentage as the Maximum Gain, which will be set on the Trade Date and is not expected to be less than 40% or greater than 50%.

®	Credit Risk of JPMorgan Chase & Co. — The Notes are senior unsecured debt obligations of the issuer, JPMorgan Chase & Co., and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of JPMorgan Chase & Co. to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of JPMorgan Chase & Co. may affect the market value of the Notes and, in the event JPMorgan Chase & Co. were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

®	Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity — While the payment at maturity, if any, described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes UBS’s commission and the estimated cost of hedging our obligations under the Notes. As a result, and as a general matter, the price, if any, at which J.P. Morgan Securities Inc., which we refer to as JPMSI, will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from UBS’s commission and our hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

®	No Assurances of Moderate-Return Environment — While the Notes are structured to provide enhanced returns in a moderate- return environment, we cannot assure you of the economic environment during the term or at maturity of your Notes.

®	No Interest Payments — As a holder of the Notes, you will not receive interest payments.

®	Investments Related to the Price of a Commodity May Be More Volatile Than Traditional Securities Investments — The price of Soybeans is subject to variables that may be less significant to the prices of traditional securities such as stocks and bonds, and where the return on the securities is not related to commodities or commodities futures contracts. Variables such as changes in supply and demand relationships, governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, trading activities in commodities and related contracts, weather, trade, fiscal, monetary and exchange control policies may have a larger impact on commodity prices and commodity-linked indices than on traditional securities. These additional variables may create additional investment risks that may cause the price of Soybeans to move in unpredictable and unanticipated directions and at unpredictable or unanticipated rates and cause the value of the Notes to be more volatile than the prices of traditional securities.

®	Owning the Notes is Not the Same as Owning Soybeans or Certain Other Related Contracts Directly — The return on your Notes will not reflect the return you would realize if you actually purchased Soybeans, or exchange-traded or over-the-counter instruments based on Soybeans. You will not have any rights that holders of such assets or instruments have.

®	Single Commodity Prices Tend to Be More Volatile than, and May Not Correlate with, the Prices of Commodities Generally — The Notes are linked exclusively to Soybeans and not to a diverse basket of commodities or a broad-based commodity index. The price of Soybeans may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. Because the Notes are linked to the price of a single commodity, they carry greater risk and may be more volatile than notes linked to the prices of multiple commodities or a broad-based commodity index.

®	Commodity Futures Contracts Are Subject to Uncertain Legal and Regulatory Regimes — The commodity futures contracts to which the Notes are linked are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the price of Soybeans. The Commodity Futures Trading Commission has recently announced that it is considering imposing position limits on certain commodities (such as energy commodities) and the manner in which current exemptions for bona fide hedging transactions or positions are implemented in order to protect against excessive speculation. We or our affiliates may be unable as a result of such restrictions to effect transactions necessary to hedge our obligations under the Notes, in which case we may, in our sole and absolute discretion, accelerate the payment on your notes. If the payment on your Notes is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment. Please see “General Terms of the Notes — Consequences of a Commodity Hedging Disruption Event“ in the accompanying product supplement no. UBS-11-A-I for more information.

®	Lack of Liquidity — The Notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the Notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which JPMSI is willing to buy the Notes.

®	Potential Conflicts — We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

®	Potentially Inconsistent Research, Opinions or Recommendations by JPMSI, UBS or Their Affiliates — JPMSI, UBS or their affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes, and which may be revised at any time. Any such research, opinions or recommendations could affect the price of Soybeans and therefore the market value of the Notes.

®	Tax Treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax adviser about your tax situation.

®	Potential JPMorgan Chase & Co. Impact on Price — Trading or transactions by JPMorgan Chase & Co. or its affiliates in Soybeans, or any futures contracts, exchange-traded or over-the-counter instruments based on, or other instruments linked to, Soybeans, may adversely affect the price of Soybeans, and, therefore, the market value of the Notes.

®	Many Economic and Market Factors Will Impact the Value of the Notes — In addition to the closing price of one bushel of soybeans on any trading day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
®	the expected volatility of the closing price of Soybeans;
®	supply and demand trends for Soybeans or the related futures contracts;
®	the time to maturity of the Notes;
®	interest and yield rates in the market generally;
®	a variety of economic, financial, political, regulatory, geographical, meteorological or judicial events; and
®	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Risks Relating to Soybeans

®	The Market Price of Soybeans Will Affect the Value of the Notes — Because the Notes are linked to the performance of the price of the first nearby month futures contract for deliverable grade Soybeans (or, if the day on which the price is determined falls within the notice period for delivering of Soybeans under such futures contract or on the last trading day of such futures contract, then the second nearby month futures contract), we expect that generally the market value of the Notes will depend in large part on the market price of Soybeans. Demand for Soybeans is in part linked to the development of agricultural, industrial and energy uses for Soybeans. In addition, prices for Soybeans are affected by governmental programs and policies regarding agriculture and trade, fiscal and monetary issues, more generally. Extrinsic factors also affect Soybean prices such as crop yields, natural disasters, pestilence, wars and political and civil upheavals. The substitution of the commodities for Soybeans could also impact the price of Soybeans. The supply of Soybeans is particularly sensitive to weather patterns such as floods, drought and freezing conditions, planting decisions, the price of fuel, seeds and fertilizers and the current and previous price of Soybeans. In addition, technological advances and scientific developments could lead to increases in worldwide production of Soybeans and corresponding decreases in the price of Soybeans.

Historical Levels on the Price of Soybeans

The following chart shows historical closing prices of Soybeans as reported by Bloomberg L.P. for each month in the period from January 2, 1998 through September 11, 2009. As of September 15, 2009, the closing price of Soybeans was $960. The historical performance of the price of Soybeans should not be taken as an indication of future performance, and no assurance can be given as to the price of Soybeans on any given day in the future.

Source: Bloomberg L.P. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets.

Supplemental Plan of Distribution

We own, directly or indirectly, all of the outstanding equity securities of JPMSI, an agent for this offering. In accordance with NASD Rule 2720, JPMSI may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer. We have agreed to indemnify UBS Financial Services Inc. and JPMSI against liabilities under the Securities Act of 1933, as amended, or to contribute payments that UBS Financial Services Inc. may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus. We have agreed that UBS Financial Services Inc. may sell all or a part of the Notes that it purchases from us to its affiliates at the price indicated on the cover of this free writing prospectus.

Subject to regulatory constraints, JPMSI intends to offer to purchase the Notes in the secondary market, but it is not required to do so.

We or our affiliate may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and JPMSI and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See “Use of Proceeds” beginning on page PS-21 of the accompanying product supplement no. UBS-11-A-I.